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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1

Name of Issuer:  RehabCare Group, Inc.

Title of Class of Securities:  Ordinary Shares

CUSIP Number:  759148109

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

             Robert Horwitz, RH Capital Associates,
         55 Harristown Road, Glen Rock, New Jersey 07452
                         (201) 444-2850

     (Date of Event which Requires Filing of this Statement)

                         March 12, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 759148109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert Horwitz     ###-##-####

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF, PF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         USA

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:

         8,500

8.  Shared Voting Power:

         308,600

9.  Sole Dispositive Power:

         8,500

10. Shared Dispositive Power:

         308,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         317,100

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         8.4%

14. Type of Reporting Person

         IN














































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CUSIP No. 759148109

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         RH Capital Associates   22-3033645

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         AF

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Sole proprietor is a U.S. citizen

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         308,600

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         308,600

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         308,600

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



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13. Percent of Class Represented by Amount in Row (11)

         8.2%

14. Type of Reporting Person

         OO














































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    The reason for the filing of this Amendment No. 1 to the

previously filed 13D is to show that the holdings of

Robert Horwitz ("Mr. Horwitz") and RH Capital Associates ("RHC")

have increased from 6.6% each to 8.4% and 8.2%, respectively.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         As of the date hereof, Mr. Horwitz is deemed to

beneficially own 317,100 Shares.  308,600 Shares are held by Glen

Rock Partners, L.P., RH Capital Associates Number One, L.P.,

Cragswood Ltd. and managed accounts over each of which

Mr. Horwitz and RHC have investment discretion.  8,500 Shares are held by Mr. Horwitz personally.

Item 4.  Purpose of Transaction

         No change.

Item 5.  Interest in Securities of the Issuer

         As of the date hereof, Mr. Horwitz is estimated to be

the beneficial owner of 317,100 Shares of Common Stock (the

"Shares") of RehabCare Group, Inc. (the "Company").  Since the

filing of the initial Schedule 13D, Mr. Horwitz purchased 8,500

Shares in open market transactions at an aggregate cost of

$186,505.15.  RHC is estimated to be the beneficial owner of

308,600 Shares of the Company.  The Company repurchased 930,360




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of its Shares at a price of $22.50 per Share on March 12, 1997.

Following the buyback, the Company had 3,768,127 Shares

outstanding.  Therefore, Mr. Horwitz now beneficially owns 8.4%

of the outstanding Shares and RHC beneficially owns 8.2% of the outstanding Shares.  Mr. Horwitz and RHC have the power to vote,

direct the vote, dispose of or direct the disposition of all the

Shares of the Company that are currently beneficially owned by them.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits

         A description of the transactions in the Shares that

were effected by Mr. Horwitz over the past 60 days' is filed herewith as Exhibit A.
























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Signature

         The undersigned, after reasonable inquiry and to the

best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.



March 24, 1997
   Date


                           /s/ Robert Horwitz
                           Robert Horwitz


                           RH Capital Associates

                           /s/ Robert Horwitz
                           Robert Horwitz































                                8
42255001.AB8



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                                                        Exhibit A



                       Number of       Price per
Purchase Date          Shares          Share*         Value

2-14-97                2,500           $21.254      $53,135.00
3-3-97                 1,500            22.257       33,385.00
3-3-97                 4,500            22.219       99,985.15











































_________________________

*Not including commissions

42255001.AB8